[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

November 7, 2011

BY EDGAR

Mr. Vincent DiStefano
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Mexico Equity and Income Fund, Inc. (the “Fund”)
File Nos.:  811-06111

Dear Mr. DiStefano,

On behalf of the Fund, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on October 26, 2011 (the “Comments”), regarding the Fund’s Preliminary Proxy Statement filed on Schedule 14A on October 17, 2011 (the “Proxy Statement”).  The Staff’s comments have been set forth in bold typeface below, each immediately followed by the Fund’s responses.

1.	Add to the last paragraph on page 1 how a stockholder votes shares of the Fund. Also, add a statement that proxies may be revoked by later dated proxies.

Response:  The following language has been added to the last paragraph of page 1:

Stockholders can vote by Internet by going to the following website address, www.proxyvote.com; by Telephone by calling 1-800-690-6903; or by Mail by completing the proxy card and returning it in the envelope provided.  If the enclosed proxy is executed and returned, or an internet or telephonic vote is delivered, that vote may nevertheless be revoked at any time prior to its use by written notification received by the Fund, by the execution of a later-dated proxy, by the Fund's receipt of a subsequent valid internet or telephonic vote, or by attending the Meeting and voting in person.

Mr. Vincent DiStefano
November 7, 2011

2.	Disclose the effect of broker non-votes on Proposal 1 and Proposal 2, specifically.

Response:  The Fund has revised the applicable disclosure as follows:

In general, abstentions and broker non-votes (reflected by signed but unvoted proxies), as defined below, count for purposes of obtaining a quorum but do not count as votes cast with respect to any proposal where the broker does not have discretion.  With respect to a proposal requiring the affirmative vote of a majority of the Fund’s outstanding shares of common stock or preferred stock, the effect of abstentions and broker non-votes is the same as a vote against such proposal.  Otherwise, abstentions and broker non-votes have no effect on the outcome of a proposal.  Therefore, abstentions and broker non-votes would have the effect of voting against Proposal #2, but would have no effect on the outcome of Proposal #1.

3.	Disclose explicitly that each nominee for director currently serves on the Board of Directors.

Response:  The Fund has revised the applicable disclosure as follows:

The Board of Directors has nominated Mr. Phillip Goldstein and Ms. Maria Eugenia Pichardo to be elected by the holders of the Fund’s common stock, to serve as Class I Directors of the Fund.  Each of Mr. Goldstein and Ms. Pichardo currently serve on the Board of Directors.

4.	Clarify the statement that broker non-votes may affect the plurality to elect Directors.

Response:  The Fund has removed this statement because broker non-votes have no affect on the plurality to elect Directors as clarified in response to Comment #2.

5.	Add “during the past 5 years” to the last column heading of the Directors & Officers table (i.e., regarding other Directorships held).

Response:  The Fund has added the requested language and applicable disclosure accordingly.

6.
Regarding the section titled “Litigation Involving Directors,” please state the law or laws that were violated and provide additional facts with respect to the violation in accordance with Item 22(b)(12).

Response: The following language disclosure has been added to the applicable section:

Mr. Vincent DiStefano
November 7, 2011

The Hearing Officer determined that by operating a non-password protected website and responding truthfully to a request by a Massachusetts resident for information about hedge funds managed by the Bulldog Parties, the Bulldog Parties were “offering” unregistered securities in violation of section 301 of the Massachusetts Uniform Securities Act.  The Hearing Officer found that these actions constituted a “general solicitation” that is prohibited for issuers of unregistered securities.

7.	Add the dollar amount of the advisory fee that would have been paid to the Adviser during the fiscal year ended July 31, 2011 under the Amended and Restated Investment Advisory Agreement.

Response:  The Fund has disclosed that the dollar amount of the advisory fee that would have been paid to the Adviser during the fiscal year ended July 31, 2011 under the Amended and Restated Investment Advisory Agreement is $949,394.

8.	The index may not be changed without stockholder approval, therefore, delete the underlined language from the following sentence:

The fee is comprised of a base fee, accrued daily at the annual rate of 1.00% of the Fund’s average daily net assets during the preceding month (the “Base Fee”) that is subject to a performance fee adjustment (the “Fee Adjustment”) which increases or decreases the fee depending upon how well the Fund has performed relative to the MSCI Mexico Index, or such comparable index as determined by the Board, (the “Index”) over a performance period.

Response:  The Fund has revised the relevant portion of that sentence to include requirement of stockholder approval, as set forth below:

The fee is comprised of a base fee, accrued daily at the annual rate of 1.00% of the Fund’s average daily net assets during the preceding month (the “Base Fee”) that is subject to a performance fee adjustment (the “Fee Adjustment”) which increases or decreases the fee depending upon how well the Fund has performed relative to the MSCI Mexico Index, or such comparable index as determined by the Board and approved by stockholders, (the “Index”) over a performance period.

9.
Correct the example calculations set forth in the section titled “Amended and Restated Investment Advisory Agreement.”  Note that the Base Fee is calculated based upon a percentage of average net assets for the month, whereas the Fee Adjustment calculation is based upon a percentage of average net assets for the Performance Period.

Mr. Vincent DiStefano
November 7, 2011

Response:  The Fund hereby confirms that the Base Fee will be calculated based upon a percentage of average net assets for the month, whereas the Fee Adjustment calculation will be based upon a percentage of average net assets for the Performance Period.  Sample calculations have been provided supplementally as Exhibit A of this letter.  For purposes of the example calculations set forth in the Proxy Statement, as well as in the body of the Amended and Restated Advisory Agreement, it has been assumed that the average net assets for the month is equal to the average net assets for the Performance Period.  An explicit statement expressing this assumption has been set forth in the Proxy Statement and the Amended and Restated Advisory Agreement.

10.	Disclose whether the Board considered the Fund’s performance relative to that of funds within a peer group during its annual continuation of the Current Advisory Agreement.

Response:  The Board did consider the Fund’s performance relative to that of funds within a peer group during its annual continuation of the Current Advisory Agreement at its March 2011 meeting.  Disclosure to that extent is set forth under the section “Current Advisory Agreement - Nature, Extent and Quality of Services.”

11.
Incorporate the disclosure set forth on Appendix B regarding the Board’s annual consideration and approval of the Current Advisory Agreement in the body of Proposal #2 in the Proxy Statement, rather than on an Appendix.

Response:  The disclosure has been incorporated into the body of Proposal #2 as requested.

12.
Revise the disclosure to state that, if approved, the Adviser will not be entitled to collect any performance based fee pursuant to the Amended and Restated Investment Advisory Agreement until it has a Performance Period that commences on a date not prior to the effective date of the Amended and Restated Investment Advisory Agreement.

Response:  The disclosure has been revised accordingly to indicate the Adviser’s acknowledgement that it will not be entitled to collect a fee pursuant to the terms of the Amended and Restated Advisory Agreement until January 1, 2013.  If the Amended and Restated Investment Advisory Agreement is approved by stockholders, the Adviser will continue to collect its advisory fee pursuant to the terms and conditions of the Current Advisory Agreement.

13.
Confirm or correct the stated increments with regard to the Performance Rate Adjustment.  Current disclosure indicates increments of 0.10%, but based on other language, it seems likely that the increments should be stated as 0.01%.

Response:  The Fund has revised the disclosure to reference increments of 0.01%.

14.	Clarify whether the return calculations of the Fund includes reinvestment of dividends.

Mr. Vincent DiStefano
November 7, 2011

Response:  The Fund hereby confirms that the return calculations include reinvestment of dividends.

15.	In the section titled “Stockholder Proposals” correct references to the 2011 annual meeting to be to the 2012 annual meeting.

Response:  The Fund has corrected these references.

16.	Conform example calculations corrections referenced in Comment # 9 above in the Amended and Restated Investment Advisory Agreement set forth on Appendix A.

Response:  The Fund has conformed the example calculations according to its response to Comment #9.

*    *    *    *    *    *    *    *    *    *
In connection with this response to the Staff’s comments, the Fund, hereby states the following:

(1)           The Fund acknowledges that in connection with the comments made by the Staff regarding the Proxy Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)           The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)           The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 569-5530 or Thomas R. Westle at (212) 885-5239.

Very truly yours,

/s/ Mary Stokes

Mary Stokes

EXHIBIT A

PRO FORMA ADVISORY FEE CALCULATIONS AS OF JULY 31, 2011

							Trailing	Advisory
	1 YR	1 YR		Performance		Monthly	12 Months	Base
As of	MXE	MSCI		Fee Adjustment		Average	Average	Fee	Performance
Date	NAV	Mexico	Difference			Net Assets	Net Assets	1.00%	Adjustment

31-Aug-10	30.5%	14.0%	16.5%	0.150%	31	75,419,263	72,513,674	64,054.72	9,238.04	73,292.76
30-Sep-10	41.0%	24.3%	16.7%	0.150%	30	76,597,927	73,741,136	62,957.20	9,091.37	72,048.57
31-Oct-10	47.8%	33.9%	13.9%	0.150%	31	81,955,065	75,137,956	69,605.67	9,572.37	79,178.04
30-Nov-10	38.9%	24.1%	14.8%	0.150%	30	85,374,377	76,666,841	70,170.72	9,452.08	79,622.80
31-Dec-10	41.9%	27.6%	14.3%	0.150%	31	87,764,849	78,059,958	74,540.01	9,944.62	84,484.63
31-Jan-11	44.0%	32.2%	11.8%	0.150%	31	90,688,688	79,649,250	77,023.27	10,147.10	87,170.37
28-Feb-11	30.1%	27.9%	2.2%	0.066%	28	89,653,360	81,089,805	68,775.18	4,105.59	72,880.77
31-Mar-11	20.3%	19.1%	1.2%	0.036%	31	87,589,675	81,912,316	74,391.23	2,504.50	76,895.73
30-Apr-11	23.5%	21.0%	2.5%	0.075%	30	91,066,370	82,576,099	74,849.07	5,090.31	79,939.38
31-May-11	30.6%	25.3%	5.3%	0.150%	31	87,829,250	83,616,863	74,594.71	10,652.56	85,247.26
30-Jun-11	30.9%	30.2%	0.7%	0.021%	30	86,269,353	84,485,375	70,906.32	1,458.24	72,364.56
31-Jul-11	26.8%	22.0%	4.8%	0.144%	31	89,224,218	85,764,757	75,779.47	10,489.15	86,268.62
					365	85,764,757		857,647.58		949,393.49	1.11%

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to § 240.14a-11(c) or § 240.14a-12

THE MEXICO EQUITY AND INCOME FUND, INC.
(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (check the appropriate box):
☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1)	Title of each class of securities to which transaction applies:
N/A
(2)	Aggregate number of securities to which transaction applies:
N/A
(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
N/A
(4)	Proposed maximum aggregate value of transaction:
N/A
(5)	Total fee paid:
N/A
☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount previously paid:
N/A
(2)	Form, Schedule or Registration Statement No.:
N/A
(3)	Filing Party:
N/A
(4)	Date Filed:
N/A

~~PRELIMINARY PROXY MATERIAL FOR THE INFORMATION OF THE SECURITIES AND EXCHANGE COMMISSION ONLY~~

THE MEXICO EQUITY AND INCOME FUND, INC.
777 Wisconsin Avenue, 31st Floor
Milwaukee, Wisconsin 53202

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD DECEMBER 7, 2011

Important Notice regarding the Availability of Proxy Materials for the Annual Meeting of
Stockholders to Be Held on December 7, 2011: The Notice of Annual Meeting of
Stockholders and Proxy Statement are available on the Internet at www.mxefund.com

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of holders of shares of the common stock and preferred stock (collectively, the “Stockholders”) of The Mexico Equity and Income Fund, Inc., a Maryland corporation (the “Fund”), will be held on December 7, 2011 at 2:30 PM, Eastern time, at the offices of Blank Rome LLP, 405 Lexington Avenue, New York, NY 10174, for the following purposes:

1.	To elect two Class I Directors to the Fund’s Board of Directors by the holders of the Fund’s common stock, voting as a separate class;

2.
To consider and vote upon an amendment to the investment advisory agreement between the Fund and Pichardo Asset Management, S.A. de C.V. (the “Adviser”) by the holders of the Fund’s common stock and preferred stock, voting as a single class; and

3.	To consider and vote upon such other matters as may properly come before said Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on October 21, 2011 as the record date for the determination of common and preferred Stockholders entitled to notice of, and to vote at, this Meeting or any adjournment or postponement thereof.  The stock transfer books will not be closed.

Copies of the Fund’s most recent annual report and semi-annual report may be ordered free of charge to any Stockholder by writing to the Fund c/o U.S. Bancorp Fund Services, LLC, 777 Wisconsin Avenue, 31st Floor, Milwaukee, Wisconsin 53202, or by telephone at (888) 294-8217.  The Fund’s most recent annual report was mailed to Stockholders on September 29, 2011.

By Order of the Board of Directors,

Luis Calzada
Dated:   ~~October~~ November __, 2011                                                                        Secretary

UNLESS YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE FILL IN, DATE, SIGN AND MAIL THE ENCLOSED PROXY CARD IN THE ENCLOSED REPLY ENVELOPE. YOUR PROMPT RESPONSE WILL ASSURE A QUORUM AT THE MEETING.

~~PRELIMINARY PROXY MATERIAL FOR THE INFORMATION OF THE SECURITIES AND EXCHANGE COMMISSION ONLY~~

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense to the Fund involved in validating your vote if you fail to sign your proxy card properly.

1.	Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

2.	Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.

3.	Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

REGISTRATION

Corporate Accounts		Valid Signature

(1)	ABC Corp.	ABC Corp. (by John Doe, Treasurer)
(2)	ABC Corp.	John Doe, Treasurer
(3)	ABC Corp.
	c/o John Doe, Treasurer	John Doe
(4)	ABC Corp. Profit Sharing Plan	John Doe, Trustee

Trust Accounts

(1)	ABC Trust	Jane B. Doe, Trustee
(2)	Jane B. Doe, Trustee
	u/t/d/ 12/28/78	Jane B. Doe

Custodial or Estate Accounts

(1)	John B. Smith, Cust.
	f/b/o John B. Smith, Jr. UGMA	John B. Smith
(2)	John B. Smith	John B. Smith, Jr., Executor

~~PRELIMINARY PROXY MATERIAL FOR THE INFORMATION OF THE SECURITIES AND EXCHANGE COMMISSION ONLY~~

THE MEXICO EQUITY AND INCOME FUND, INC.

777 Wisconsin Avenue, 31st Floor
Milwaukee, Wisconsin 53202
_______________________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 7, 2011
_______________________________

PROXY STATEMENT

This proxy statement (“Proxy Statement”) is furnished in connection with the solicitation of proxies by the Board of Directors of The Mexico Equity and Income Fund, Inc. (the “Fund”) for use at the Annual Meeting of Stockholders (the “Meeting”) to be held on December 7, 2011 at 2:30 PM, Eastern time, at the offices of Blank Rome LLP, 405 Lexington Avenue, New York, NY 10174, and at any and all adjournments thereof.  A form of proxy for each of the holders of shares of the Fund’s common stock and preferred stock (collectively, the “Stockholders”) is enclosed herewith.  This Proxy Statement and the accompanying forms of proxy are being first mailed to Stockholders on or about ________, 2011.

The presence, in person or by proxy, of Stockholders entitled to cast a majority of the votes entitled to be cast at the Meeting (i.e. the presence of a majority of the outstanding shares of capital stock of the Fund on the record date, October 21, 2011) is necessary to constitute a quorum for the transaction of business.  In the event that a quorum is not present at the Meeting, or if a quorum is present at the Meeting but sufficient votes to approve any of the proposals are not received, the chairman of the Meeting may adjourn the Meeting, or the persons named as proxies may propose one or more adjournments of the Meeting to a date not more than one hundred twenty (120) days after the original record date to permit further solicitation of proxies.  Any such adjournment will require the affirmative vote of a majority of those shares represented at the Meeting in person or by proxy.  The persons named as proxies will vote those proxies that they are entitled to vote “FOR” or “AGAINST” any such proposal in their discretion.

~~Any Stockholder who executes and delivers a proxy may revoke it by written communication to the Secretary of the Fund, c/o U.S. Bancorp Fund Services, LLC, 777 Wisconsin Avenue, 31st Floor, Milwaukee, Wisconsin 53202, at any time prior to, or by voting in person at, the Meeting~~Stockholders can vote by Internet by going to the following website address, www.proxyvote.com; by Telephone by calling 1-800-690-6903; or by Mail by completing the proxy card and returning it in the envelope provided.  If the enclosed proxy is executed and returned, or an internet or telephonic vote is delivered, that vote may nevertheless be revoked at any time prior to its use by written notification received by the Fund, by the execution of a later-dated proxy, by the Fund's receipt of a subsequent valid internet or telephonic vote, or by attending the Meeting and voting in person.  To be effective, such revocation must be received by the Fund prior to the Meeting and must indicate the Stockholder’s name and account number.  Unrevoked proxies will be voted in accordance with the specifications therein and, unless specified to the contrary, will be voted “FOR” the election of the nominees for Director and “FOR” the amendment to the investment advisory agreement.

In general, abstentions and broker non-votes (reflected by signed but unvoted proxies), as defined below, count for purposes of obtaining a quorum but do not count as votes cast with respect to any proposal where the broker does not have discretion.  With respect to a proposal requiring the affirmative vote of a majority of the Fund’s outstanding shares of common stock or preferred stock, the effect of abstentions and broker non-votes is the same as a vote against such proposal.  Otherwise, abstentions and broker non-votes have no effect on the outcome of a proposal.  Therefore, abstentions and broker non-votes would have the effect of voting against Proposal #2, but would have no effect on the outcome of Proposal #1.  Broker non-votes occur when shares, held in the name of the broker or nominees for whom an executed proxy is received by the Fund, are not voted on a proposal because voting instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power.

Only holders of issued and outstanding shares of the Fund’s common stock and/or preferred stock of record on the close of business on October 21, 2011 are entitled to notice of, and to vote at, the Meeting.  Each such holder is entitled to one vote per share of common stock and one vote per share of preferred stock so held.  On October 21, 2011, there were ~~________~~ 6,673,224 shares of the Fund’s common stock issued and outstanding and 57,639 shares of the Fund’s preferred stock issued and outstanding.  The Fund is a closed-end, management investment company.

A copy of the Fund’s most recent annual report for the year ended July 31, 2011 may be obtained by visiting the Fund’s website at www.mxefund.com or may be ordered free of charge by any Stockholder by writing to the Fund c/o U.S. Bancorp Fund Services, LLC, 777 Wisconsin Avenue, 31st Floor, Milwaukee, Wisconsin 53202, or by telephone at (888) 294-8217.  These reports are also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.  The Fund’s most recent annual report was mailed to Stockholders on September 29, 2011.

SUMMARY OF PROPOSALS

The Proposals described in this Proxy Statement and the Classes to which each applies are set forth below:

PROPOSAL	AFFECTED CLASS(ES)
	Common Stock	Preferred Stock
Proposal 1: To elect two Class I Directors to the Fund’s Board of Directors	X
Proposal 2: To consider and vote upon an amendment to the investment advisory agreement between the Fund and the Adviser	X	X

PROPOSAL I:  ELECTION OF DIRECTORS

In accordance with the Fund’s Articles of Incorporation, the terms of the Fund’s Board of Directors are staggered.  The Board of Directors is divided into three classes: Class I, Class II and Class III, each class having a term of three years.  Each year the term of office of one Class expires.  The effect of these staggered terms is to limit the ability of other entities or persons to acquire control of the Fund by delaying the replacement of a majority of the Board of Directors.

The Board of Directors has nominated Mr. ~~Philip~~ Phillip Goldstein and Ms. Maria Eugenia Pichardo to be elected by the holders of the Fund’s common stock, to serve as Class I Directors of the Fund.  Each of Mr. Goldstein and Ms. Pichardo currently serve on the Board of Directors.

In the event that one or all of the nominees become unavailable for election for any presently unforeseen reason, the persons named in the form of proxy will vote for any successor nominee who shall be designated by the present Board of Directors.  Each Class I Director shall be elected by a plurality of the shares of the respective class voting at the Meeting.

At the Meeting, the holders of the Fund’s common stock will be asked to vote for the election of Mr. Goldstein and Ms. Pichardo as Class I Directors.  If elected, Mr. Goldstein and Ms. Pichardo will each serve until the year 2014 Annual Meeting of Stockholders or thereafter until each of their respective successors are duly elected and qualified.  If elected, Mr. Goldstein and Ms. Pichardo have each consented to serve as Director of the Fund until his/her successor is duly elected and qualified.

The persons named in the accompanying forms of proxy intend to vote at the Meeting (unless directed not to vote) “FOR” the election of Mr. Goldstein and Ms. Pichardo.  The nominees named above have indicated that they will serve if elected, and the Board of Directors has no reason to believe that the nominees will become unavailable for election as Directors; however, if Mr. Goldstein and Ms. Pichardo should be unable to serve, the proxy will be voted for any other persons determined by the persons named in the accompanying forms of proxy in accordance with their judgment.

Required Vote.  Mr. Goldstein and Ms. Pichardo must be elected by a plurality (i.e. a simple majority of the votes cast) of the votes cast at the Meeting in person or by proxy by the holders of shares of the Fund’s common stock, provided a quorum is present.  Abstentions and broker non-votes will be counted as shares present for quorum purposes, ~~may be considered votes cast and may affect~~ but otherwise will have no effect on the plurality vote required for each Director.

Directors and Officers

Set forth below are the Directors, nominees for Director and officers of the Fund, and their respective ages, business addresses, positions and terms of office, principal occupations during the past five years, and other directorships held by them at October 21, 2011.

Messrs. Dakos, Das, Goldstein and Goodstein are each not considered an “interested person” of the Fund within the meaning of the Investment Company Act of 1940 (the “1940 Act”) (each an “Independent Director”).  Mr. Hellerman is considered an “interested person” of the Fund within the meaning of the 1940 Act because he serves as the Chief Compliance Officer and Chief Financial Officer of the Fund (“Interested Director”).  Ms. Pichardo is considered an “interested person” of the Fund within the meaning of the 1940 Act because of her affiliation with Pichardo Asset Management S.A. de C.V., the Fund’s investment advisor (the “Adviser”), and her position as an officer of the Fund.

Interested Director Nominee

Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation during past 5 years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director(1)	Other Directorships Held by Director or Nominee for Director during past 5 years
Class I Directors serving until the Year 2014 Annual Meeting of Stockholders:

Maria Eugenia Pichardo(2) Paseo de Tamarindos 45-201 Bosques de las Lomas Mexico DF 05120 (59)	Interested Director; President	2014; Director since 2010; President since 2004	Portfolio Manager of the Fund since the Fund’s inception; President and General Partner, Pichardo Asset Management, S.A. de C.V., the Fund’s registered investment adviser, since 2003; Managing Director, Acciones y Valores de Mexico, S.A. de C.V. from 1979 to 2002	1	None

Independent Director Nominee

Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation during past 5 years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director(1)	Other Directorships Held by Director or Nominee for Director during past 5 years
Class I Director serving until the Year 2014 Annual Meeting of Stockholders:
Phillip Goldstein Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663 (65)	Independent Director, Chairman	2014; since 2000	Principal of the general partner of several investment partnerships in the Bulldog Investors group of funds; principal of the investment adviser to Special Opportunities Fund, Inc.	1	Director, ASA Ltd.; Chairman, Special Opportunities Fund, Inc.; Chairman, Brantley Capital Corporation; Director, Korea Equity and Income Fund, Inc.

Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation during past 5 years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director(1)	Other Directorships Held by Director or Nominee for Director during past 5 years
Class II Directors serving until the Year 2012 Annual Meeting of Stockholders:
Andrew Dakos 250 Pehle Ave., Suite 708 Saddle Brook, NJ 07663 (45)	Independent Director, Audit Committee Chairman	2012; since 2001	Managing Member of the general partner of six investment partnerships in the Bulldog Investors Group of Funds	1	Director, Special Opportunities Fund Inc.; Director, Brantley Capital Corporation
Rajeev Das 68 Lafayette Ave. Dumont, NJ 07628 (41)	Independent Director	2012; since 2001	Principal, Bulldog Investors, a group of Investment Funds; Managing member of the General Partner of Opportunity Income Plus L.P., an investment fund	1	None
Class III Directors serving until the Year 2013 Annual Meeting of Stockholders:
Glenn Goodstein 2308 Camino Robledo Carlsbad, CA 92009 (48)	Independent Director	2013; since 2001	Registered investment adviser; held numerous positions with Automatic Data Processing until 1996	1	None

Gerald Hellerman (3) 5431 NW 21st Ave. Boca Raton, FL (74)	Interested Director, Chief Financial Officer and Chief Compliance Officer	2013; Director since 2001~~1~~	Managing Director, Hellerman Associates	1
Director, Special Opportunities Fund, Inc.; Director, Brantley Capital Corporation; Director, MVC Capital, Inc.; Director, Old Mutual Absolute Return and Emerging Managers Fund Complex (until 2011); Director, TM Entertainment and Media, Inc. (until 2009); Director, AirNet Systems, Inc. (until 2008).

Principal Officers
Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation during past 5 years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director(1)	Other Directorships Held by Director or Nominee for Director during past 5 years
Gerald Hellerman (see biography above)
Luis Calzada Paseo de Tamarindos 45-201, Bosques de las Lomas, Mexico DF 05120 (46)	Secretary	Since 2011	Administrative and Compliance Director, Pichardo Asset Management, S.A. de C.V., the Fund’s registered investment adviser, since 2003.	1	None
Maria Eugenia Pichardo (see biography above)
_________

(1)	The Fund Complex is comprised of only the Fund.
(2)	Ms. Pichardo is considered an “interested person” of the Fund within the meaning of the 1940 Act because of her affiliation with the Adviser and her position as an officer of the Fund.

(3)	Mr. Hellerman is considered an “interested person” of the Fund within the meaning of the 1940 Act because he serves as the Fund’s Chief Compliance Officer and Chief Financial Officer.

The Board believes that the significance of each Director’s experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Director may not have the same value for another) and that these factors are best evaluated at the Board level, with no single Director, or particular factor, being indicative of the Board’s effectiveness.  The Board determined that each of the Directors and nominees for Director is qualified to serve as a Director of the Fund based on a review of the experience, qualifications, attributes and skills of each Director and nominee for Director.  In reaching this determination, the Board has considered a variety of criteria, including, among other things: character and integrity; ability to review critically, evaluate, question and discuss information provided, to exercise effective business judgment in protecting shareholder interests and to interact effectively with the other Directors, the Adviser, other service providers, counsel and the Fund’s independent accountants; and willingness and ability to commit the time necessary to perform the duties of a Director.  Each Director and nominee for Director’s ability to perform his or her duties effectively is evidenced by his or her experience or achievements in one or more of the following areas: management or board experience in the investment management industry or companies in other fields, educational background and professional training; and experience as a Director of the Fund.  Information as of October 21, 2011 indicating the specific experience, skills, attributes and qualifications of each Director and nominee for Director, which led to the Board’s determination that the Director should serve in this capacity, is provided below.

Andrew Dakos.
Mr. Dakos has been a Director of the Fund since 2001.  He has over 10 years of investment management experience and currently manages several private investment partnerships.  In addition to the Fund, he is currently the president and director of a closed-end fund, one private company and a business development company that is undergoing liquidation.

Rajeev Das.
Mr. Das has been a Director of the Fund since 2001.  He has over 10 years of investment management experience and currently manages several private investment partnerships.  Mr. Das is currently the vice-president and treasurer of a closed-end fund, where he previously served as a director.

Phillip Goldstein.
Mr. Goldstein has been a Director of the Fund since 2000.  Mr. Goldstein has 18 years of investment management experience and currently manages several private investment partnerships.  In addition to the Fund, he is currently a director of two closed-end funds, and a business development company that is undergoing liquidation.

Glenn Goodstein.
Mr. Goodstein has been a director of the Fund since 2001.  Mr. Goodstein is a registered investment adviser with over 10 years of investment management experience.  Prior to entering the investment management field, he spent 10 years in various management and executive positions with Automatic Data Processing, a NYSE-traded company.

Gerald Hellerman.
Mr. Hellerman has been a Director of the Fund since 2001 and its Chief Compliance Officer since 2004.  He also serves as the Fund’s Chief Financial Officer.  Mr. Hellerman has more than 40 years of financial experience, including serving as a Financial Analyst and Branch Chief at the SEC and as Chief Financial Analyst at the Antitrust Division of the U.S. Department of Justice for 17 years.  He has served as a director of a number of public companies, including registered investment companies, and as a financial and corporate consultant since 1993.

Maria Eugenia Pichardo.
Ms. Pichardo has been a Director of the Fund since 2010.  She is also the President of the Fund and has served as portfolio manager of the Fund since ~~2003~~its inception.  Ms. Pichardo has served as the president and general partner of the Adviser since 2003.  Ms. Pichardo has more than 25 years of financial expertise, including serving as managing director of an investment bank and the portfolio manager of several funds.

Specific details regarding each Director and nominee for Director’s principal occupation during the past five years are included in the table above.  The summaries set forth above as to the experience, qualifications, attributes and/or skills of the Directors and nominees for Director do not constitute holding out the Board or any Director or nominee for Director as having any special expertise or experience, and do not impose any greater responsibility or liability on any such person or on the Board as a whole than would otherwise be the case.

Litigation Involving Directors.  On October 17, 2009, the Massachusetts Secretary of State issued an “obey the law” cease and desist order (the “Order”) against Messrs. Goldstein, Dakos and Das and certain other parties (the “Bulldog Parties”), and fined the Bulldog Parties $25,000~~, in connection with an alleged violation of Massachusetts law due to the Bulldog Parties making truthful information about certain unregistered investments available on a website and by sending an e-mail containing truthful material about such investments to an individual who requested it~~.  The Hearing Officer determined that by operating a non-password protected website and responding truthfully to a request by a Massachusetts resident for information about hedge funds managed by the Bulldog Parties, the Bulldog Parties were “offering” unregistered securities in violation of section 301 of the Massachusetts Uniform Securities Act.  The Hearing Officer found that these actions constituted a “general solicitation” that is prohibited for issuers of unregistered securities.  The Bulldog Parties filed an appeal of the Order on November 15, 2009 in the Massachusetts Superior Court (“SJC”) which was upheld, and the Bulldog Parties further appealed the Order.  The SJC upheld the Order on July 2, 2010, but held that the Bulldog Parties’ claim that the Order violated their First Amendment rights must be decided as part of the Bulldog Parties’ appeal of the lawsuit they filed against the Massachusetts Secretary of State (the “Lawsuit”).  The SJC transferred the appeal of the Lawsuit to itself on July 23, 2010.  On September 22, 2011 the SJC affirmed the Superior Court’s ruling and declined to reconsider the Bulldog Parties’ personal jurisdiction claim.  On ~~October 5, 2011 the Capital Markets and Government Sponsored Enterprises Subcommittee of~~ November 3, 2011, the United States House of Representatives approved H.R. ~~2167, the Private Company Flexibility and Growth Act which would permit privately held companies like Bulldog Investors to use advertisements and websites to solicit accredited investors for private offerings~~2940, by a vote of 413 to 11, which proposes to permit issuers of unregistered securities to engage in general solicitation.  If H.R. 2940 becomes law, the Bulldog Parties intend to submit a motion to vacate the Commissioner’s order pursuant to Rule 60(b) of the Massachusetts Rules of Civil Procedure.  The Bulldog Parties are also considering filing a petition for certiorari with the United States Supreme Court.

Board Leadership Structure, Composition and Responsibilities.  The Board is responsible for overseeing the management of the Fund.  The Board also elects the Company’s officers who conduct the daily business of the Fund.  The Board meets at least four times during the year to review the investment performance of the Fund and other operational matters, including policies and procedures with respect to compliance with regulatory and other requirements.  The Directors interact directly with the Chairman of the Board, each other as Directors and committee members, the Fund’s officers, and senior management of the Adviser and other service providers of the Fund at scheduled meetings and between meetings, as appropriate.  Each Director was appointed to serve on the Board because of his experience, qualifications, attributes and/or skills as described above.

Currently the Board is comprised of six individuals, two of whom, Mr. Hellerman and Ms. Pichardo, is considered an “interested person” of the Fund within the meaning of the 1940 Act.  The Chairman of the Board, Mr. Goldstein, is an Independent Director.

The Board believes that its structure facilitates the orderly and efficient flow of information to the Directors from the Adviser and other service providers with respect to services provided to the Fund, potential conflicts of interest that could arise from these relationships and other risks that the Fund may face.  The Board further believes that its structure allows all of the Directors to participate in the full range of the Board’s oversight responsibilities.  The Board believes that the orderly and efficient flow of information and the ability to bring each Director’s talents to bear in overseeing the Fund’s operations is important, in light of the size and complexity of the Fund and the risks that the Fund faces.  The Board and its committees review their structure regularly, to help ensure that such structure remains appropriate as the business and operations of the Fund, and the environment in which the Fund operates, changes.

The Board’s Role in Risk Oversight of the Fund.  The Board oversees risk management for the Fund directly and, as to certain matters, through its committees.  The Board exercises its oversight in this regard primarily through requesting and receiving reports from and otherwise working with the Fund’s senior officers (including the Fund’s President, Chief Compliance Officer and Chief Financial Officer), portfolio management and other personnel of the Adviser, the Fund’s independent auditors, legal counsel and personnel from the Fund’s other service providers.  The Board has adopted, on behalf of the Fund, and periodically reviews with the assistance of the Fund’s Chief Compliance Officer, policies and procedures designed to address certain risks associated with the Fund’s activities.  In addition, the Adviser and the Fund’s other service providers also have adopted policies, processes and procedures designed to identify, assess and manage certain risks associated with the Fund’s activities, and the Board receives reports from service providers with respect to the operation of these policies, processes and procedures as required and/or as the Board deems appropriate.

Compensation of Directors.  For the fiscal year ending July 31, 2011, the Fund will pay each of its Directors who is not a director, officer or employee of the Adviser, U.S. Bancorp Fund Services, LLC, the administrator to the Fund (the “Administrator”), or any affiliate thereof a fee of $25,000 plus $500 for each special telephonic meeting attended.  For serving as the Fund’s Chief Compliance Officer during the fiscal year ending July 31, 2011, Mr. Hellerman will also receive from the Fund a fee of $30,000.  In addition to the aforementioned fees paid to Directors, the Fund reimburses Directors for travel and out-of-pocket expenses incurred in connection with attending meetings of the Board.

The following table details the amount of compensation the Fund’s Directors received from the Fund during the fiscal year ended July 31, 2011.  The Fund does not have a bonus, profit sharing, pension or retirement plan.  No other entity affiliated with the Fund pays any compensation to the Directors.

Name of Person (Position)	Position	Director Since	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Complex Paid to Directors(1)
Phillip Goldstein	Independent Director	2000	$24,250	None	None	$24,250
Maria Eugenia Pichardo	Interested Director	2010	$0	None	None	None
Glenn Goodstein	Independent Director	2001	$24,250	None	None	$24,250
Andrew Dakos	Independent Director	2001	$24,250	None	None	$24,250
Rajeev Das	Independent Director	2001	$24,250	None	None	$24,250
Gerald Hellerman	Interested Director(3)	2001	$54,250	None	None	$54,250(3)
________

(1)	The Fund Complex is comprised of only the Fund.
(2)	Ms. Pichardo is considered an “interested person” of the Fund within the meaning of the 1940 Act of her affiliation with the Adviser and her position as an officer of the Fund.
(3)	Mr. Hellerman is considered an “interested person” of the Fund within the meaning of the 1940 Act because he serves as the Fund’s Chief Compliance Officer and Chief Financial Officer.
(4)	Includes a $30,000 fee paid to Mr. Hellerman for his service as Chief Compliance Officer of the Fund.

Management Ownership. To the knowledge of the Fund’s management, as of October 21, 2011, the Directors and officers of the Fund beneficially owned, as a group, less than 1% of the shares of the Fund’s common stock and none of the shares of the Fund’s preferred stock.  The following table sets forth the aggregate dollar range of equity securities in the Fund that is owned by each Director, nominee for Director and officer as of October 21, 2011.  The information as to beneficial ownership is based on statements furnished to the Fund by each Director, nominee for Director and officer.

Name	Position	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Funds Overseen or to be Overseen by Director or Nominee in Family of Investment Companies(1)
Andrew Dakos	Independent Director, Audit Committee Chairman	Over 100,000	Over 100,000
Rajeev Das	Independent Director	10,001-50,000	10,001-50,000
Phillip Goldstein	Independent Director, Chairman of the Board	Over 100,000	Over 100,000
Glenn Goodstein	Independent Director Nominee	10,001-50,000	10,001-50,000
Gerald Hellerman(2)	Interested Director Nominee, Chief Compliance Officer, Chief Financial Officer	None	None
Luis Calzada	Secretary	None	None
Maria Eugenia Pichardo(3)	Interested Director, President	None	None
________

(1)	The Family of Investment Companies is comprised of only the Fund.
(2)	Mr. Hellerman is considered an “interested person” of the Fund within the meaning of the 1940 Act because he serves as the Fund’s Chief Compliance Officer and Chief Financial Officer.
(3)	Ms. Pichardo is considered an “interested person” of the Fund within the meaning of the 1940 Act because of her affiliation with the Adviser and her position as an officer of the Fund.

Director Transactions with Fund Affiliates.  As of October 21, 2011, neither the Independent Directors nor members of their immediate family owned securities beneficially or of record in the Adviser or any of its affiliates.  Furthermore, over the past five years, neither the Independent Directors nor members of their immediate family have had any direct or indirect interest, the value of which exceeds $120,000, in the Adviser or any of its affiliates.  In addition, since the beginning of the last two fiscal years, neither the Independent Directors nor members of their immediate family have conducted any transactions (or series of transactions) or maintained any direct or indirect relationship in which the amount involved exceeds $120,000 and to which the Adviser or any of its affiliate was a party.

THE BOARD OF DIRECTORS, INCLUDING THE INDEPENDENT DIRECTORS, RECOMMENDS THAT THE HOLDERS OF THE FUND’S COMMON STOCK VOTE “FOR” THE ELECTION OF PHILLIP GOLDSTEIN AND MARIA EUGENIA PICHARDO AS CLASS I DIRECTORS OF THE FUND.

PROPOSAL 2:  TO CONSIDER AND VOTE UPON AN AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT BETWEEN THE FUND AND
PICHARDO ASSET MANAGEMENT, S.A. DE C.V.

Proposal 2 relates to an amendment to the Investment Advisory Agreement by and between the Fund and Pichardo Asset Management, S.A. DE C.V. (the “Adviser”), which is being proposed for approval by the Fund’s shareholders (the “Amended and Restated Advisory Agreement”).  The effect of the amendment, if approved by stockholders, will be an increase in the Fund’s investment advisory fee paid to the Adviser, as more fully explained below.

The Adviser is a Mexican corporation formed in February 2003.  Its principal office is Paseo de Tamarindos 45-20, Bosques de las Lomas, Mexico DF 05120.  The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended.  The Adviser does not currently manage or advise any other clients, including any other closed-end investment companies.

Current Advisory Agreement

The Adviser currently serves as investment adviser to the Fund pursuant to the Investment Advisory Agreement dated July 1, 2003(the “Current Advisory Agreement”).  The Current Advisory Agreement was last submitted to a vote of stockholders on November 26, 2007, with respect to a proposal to change the investment advisory fee from an annual rate of 0.80% of the value of the Fund’s average daily net assets to an annual rate that would fluctuate between 0.80% and 1.00% depending upon the level of assets in the Fund (the “2007 Proposal”).  The 2007 Proposal was not approved by shareholders and the Current Advisory Agreement, including the investment advisory fee at an annual rate of 0.80% of the value of the Fund’s average daily net assets, has continued in effect pursuant to the annual approval of its continuance by a majority of the Independent Trustees, as well as by a majority of the Board.

Pursuant to the Current Advisory Agreement, the Adviser makes investment decisions for the Fund, prepares and makes available to the Fund research and statistical data in connection therewith and supervises the acquisition and disposition of securities by the Fund, including the selection of brokers or dealers to carry out such transactions on behalf of the Fund. The Adviser is responsible for the management of the Fund’s portfolio in accordance with the Fund’s investment objective and policies and for making decisions to buy, sell or hold particular securities. The Current Advisory Agreement provides that the Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Current Advisory Agreement relates, except liability resulting from willful misfeasance, bad faith or gross negligence on the Adviser’s part in the performance of its duties or from reckless disregard of its obligations and duties under the Current Advisory Agreement. The Current Advisory Agreement was last approved by a majority of the Fund’s outstanding voting shares on November 19, 2003 and by the Directors, including a majority of the Directors who are not parties to the Current Advisory Agreement or interested persons (as defined in the Advisers Act) of such parties, on March 17, 2011. By its terms, the Current Advisory Agreement continues in effect from year to year, provided, it is approved annually by a vote of a majority of the members of the Fund’s Board of Directors who are not parties to the Current Advisory Agreement or interested persons of such parties, cast in person at a meeting called for the purpose of voting on such approval, and by a majority vote of either the Fund’s Board of Directors or the Fund’s outstanding voting securities. The Fund or the Investment Adviser may terminate the Current Advisory Agreement at any time, without payment of penalty, upon sixty (60) days written notice. The Current Advisory Agreement will terminate automatically in the event of its assignment (as defined in the Advisers Act).

The Board’s considerations in approving the Current Advisory Agreement’s continuance on March 17, 2011, for an additional one-year term, are set forth in the Fund’s Annual Report to Stockholders for the fiscal year ended July 31, 2011 and such disclosure is reproduced below.  The information reviewed, material facts and conclusions that formed the basis for the Board’s approval are described below.

 Information Reviewed

During the course of the year, Board members review a wide variety of materials relating to the nature, extent and quality of the services provided to the Fund by the Adviser, including reports on the Fund’s investment results, portfolio composition, investment strategy, and other matters. In addition, in connection with its annual review of the Agreement, the Board requested and reviewed supplementary information that included materials regarding the Fund’s investment results, advisory fee and expense comparisons, financial and profitability information regarding the Adviser, descriptions of various functions such as compliance monitoring and portfolio trading practices, and information about the personnel providing investment management and administrative services to the Fund. In connection with its review, the Board received assistance and advice regarding legal and industry standards from counsel to the Fund. The Independent Directors discussed the approval of the Agreement with representatives of the Adviser and in a private session with counsel at which no representatives of the Adviser were present. In deciding to recommend approval of the Agreement, the Board and the Independent Directors did not identify any single or particular piece of information that, in isolation, was the controlling factor. This summary describes the most important, but not all, of the factors considered by the Board and the Independent Directors.

 Nature, Extent and Quality of Services

With respect to the nature, extent and quality of services provided by the Adviser to the Fund, the Directors engaged in a broad discussion of the value the Adviser provided to the Fund and the experience of the Fund’s portfolio manager. The Board considered both the short-term and long-term performance of the Fund. The Board reviewed the Fund’s performance over various periods and compared these returns with data supplied by an independent provider of fund data on the returns of the Fund’s peers and relevant indices. They noted that the Adviser was delivering performance that continued to outperform its peers and relevant indices.

 Advisory Fees, Total Expenses and Ancillary Benefits

With respect to advisory fees and total expenses, the Directors noted that the Fund’s management fees were within the range of the standard fees for comparable investment companies. The Board reviewed and discussed expenses and noted the Fund’s current expense ratio of 1.54% was reasonable when compared to funds with similar asset size and complexity. In addition, the Board reviewed and discussed the profitability to the Adviser and its relationship with the Fund, which they concluded was reasonable, and information regarding the Adviser’s financial capability to continue to provide services to the Fund in the future, which they concluded was adequate. The Directors considered the extent to which economies of scale were or should be reflected in the Fund’s advisory fee, and concluded that in view of the Fund’s investment results, the Fund’s reasonable level of total expenses and overall size of the net assets in the Fund that the investment advisory fees were reasonable and that there were no economies of scale available to this time that should be passed along to the Fund. The Board also considered ancillary benefits to the Adviser as a result of its relationship with the Fund. The Board noted that the Adviser has no affiliated entities that provide services to the Fund and that any such benefit was difficult to quantify and likely not significant.

 Conclusions

Based on their review, including consideration of each of the factors referred to above, the Board and the Independent Directors concluded that the terms of the Agreement is fair and reasonable to the Fund and its stockholders, that the Fund’s stockholders receive reasonable value in return for the advisory fees paid to the Adviser by the Fund and that renewal of the Agreement was in the best interests of the Fund and its stockholders.

 During the fiscal year ended July 31, 2011, the Fund paid the Adviser $686,118 in advisory fees.

Amended and Restated Advisory Agreement

At an in-person meeting held of September 22, 2011, the Board of Directors considered and approved, including by a vote of all of the Independent Directors, the Amended and Restated Advisory Agreement and recommended that it be submitted to shareholders for approval.  The Amended and Restated Advisory Agreement is the same as the Current Advisory Agreement in all respects, other than the Remuneration section.  In contrast to the fixed annual rate of 0.80% payable under the Current Advisory Agreement, the Amended and Restated Advisory Agreement would obligate the Fund to pay a variable performance-based management fee.  The fee is comprised of a base fee, accrued daily at the annual rate of 1.00% of the Fund’s average daily net assets during the preceding month (the “Base Fee”) that is subject to a performance fee adjustment (the “Fee Adjustment”) which increases or decreases the fee depending upon how well the Fund has performed relative to the MSCI Mexico Index, or such comparable index as determined by the Board and approved by stockholders, (the “Index”) over a performance period.  The Fee Adjustment will be calculated using a monthly adjustment rate (the “Performance Adjustment Rate”) that is based upon the Fund’s relative performance.  The Performance Adjustment Rate will be limited to a 0.15% Fee Adjustment, positive or negative.

In determining the Performance Adjustment Rate, if any, applicable during any month, the investment performance of the Fund for the 12-month period ending on the last day of the month (the “Performance Period”) shall be compared to the investment record of the Index during the Performance Period.  The investment performance of the Fund will be equal to the average annual return for the Fund , assuming reinvestment of dividends, expressed as a percentage of its net asset value per share at the beginning of the Performance Period.  The investment performance of the Index will be equal to the average annual total return for the Index, assuming all cash distributions made during the Performance Period by the companies whose securities comprise the Index are reinvested, and will be expressed as a percentage of the value of the Index at the beginning of the Performance Period.  Performance data for the Fund will be obtained from the Fund’s accounting services firm and performance data for the Index will be obtained from a reputable financial institution that is in the business of reporting performance data for the equities markets.

The Performance Adjustment Rate will be positive (resulting in an upward Fee Adjustment) for each percentage point, or portion thereof, that the investment performance of the Fund exceeds the investment performance of the Index for the Performance Period multiplied by three (3) and will be negative (resulting in a downward Fee Adjustment) for each percentage point, or portion thereof, that the investment performance of the Index exceeds the investment performance of the Fund for the Performance Period multiplied by three (3).  Determinations of the Performance Adjustment Rate (positive or negative) will be made in increments of 0.01~~0~~% of differential performance.  As an example, if the Fund’s average net assets for the one- and 12-month periods were equal amounts and the Fund’s performance for the preceding 12 months exceeds the performance of the Index by 1.00%, the Performance Adjustment Rate would be 3 x 0.01, which would result in a monthly fee equal to an annual rate of 1.03%.

The Performance Adjustment Rate will be limited to a 0.15% Fee Adjustment, positive or negative.  For example, if the Fund’s average net assets for the one- and 12-month periods were equal amounts and the Fund’s performance for the preceding 12 months exceeds the performance of the Index by 6.00%, the Performance Adjustment Rate would be limited to 0.15%, rather than 0.18% (3 x 0.06), resulting in a monthly fee equal to an annual rate of 1.15%.  Similarly, if the Index’s performance for the preceding 12 months exceeds the Fund’s performance by 6.00%, the Performance Adjustment Rate would be limited to (0.15%), rather than (0.18%), resulting in a monthly fee equal to an annual rate of 0.85%.

After the determination of any Performance Adjustment Rate, the dollar amount of the additional fee or the fee reduction to be accrued for each day of the month will be determined by multiplying the Performance Adjustment Rate by the Average daily net assets of the Fund during the Performance Period and dividing that number by the number of days in the Performance Period.  The fee, as adjusted, is accrued daily and paid monthly.

If approved, the Amended and Restated Advisory Agreement would take effect on January 1, 201~~2~~3, or as soon as practicable after stockholder approval is obtained and twelve months of performance history is available from the date of such approval.  During the period commencing on the date stockholder approval is obtained until January 1, 2013, the Adviser will continue to be compensated pursuant to the terms of the Current Investment Advisory Agreement (i.e., a flat 0.80% advisory fee).  If the stockholders do not approve the Amended and Restated Advisory Agreement, the Current Investment Advisory Agreement will continue in effect pursuant to its terms.

Except for the changes described herein to create a performance-based advisory fee, the Amended and Restated Advisory Agreement is substantially identical to the Current Advisory Agreement.  The Board hereby submits the Amended and Restated Advisory Agreement, in the form attached hereto as Exhibit A, to the Fund’s shareholders for their consideration and approval.

The following table compares the compensation paid to the Adviser by the Fund under the Current Advisory Agreement in the Fund’s fiscal year ended July 31, 2011, the compensation that the Fund would have paid the Adviser for the same services in the fiscal year 2011, had the Amended and Restated Advisory Agreement been in effect, and the difference between the two amounts.  Such difference is positive when the amount of the pro forma advisory fees would have been larger than the amount of the advisory fees paid under the Current Advisory Agreement and negative when the amount of the pro forma advisory fees would have been smaller than the amount of the advisory fees paid under the Current Advisory Agreement.  All figures contained in the table below represent percentages based on average monthly net assets.

		PRO FORMA FEES AND
		EXPENSES FOR
		FISCAL YEAR ENDED JULY 31, 2011
		UNDER THE
	ACTUAL FEES AND EXPENSES	AMENDED & RESTATED
	FOR FISCAL YEAR ENDED JULY 31, 2011*	AGREEMENT
Advisory Fee	0.80%	1.1~~2~~1%**
Other Expenses	0.71%	0.71%
Total Expenses	1.51%	1.8~~3~~2%
Increase in Fee Payable by Fund for Investment Advisory Services***		0.3~~2~~1%

*	Actual fees and expenses for fiscal year 2011 are the aggregate of fees and expenses paid to the Adviser pursuant to the Current Advisory Agreement.
**
Under the terms of the Amended and Restated Advisory Agreement, because of the extent to which the Fund outperformed the Index over the twelve month period from July 31, 2010 to July 31, 2011, the pro forma fee would be equal to ~~1.12%~~1.11% of the average net assets over such twelve-month period, resulting in a 0.3~~2~~1% increase in total expenses of the Fund during that time period.

***
Reflects the difference between the fees and expenses paid to the Adviser in 2011 and the fees and expenses which would have been payable to the Adviser in fiscal year 2011 under the Amended and Restated Agreement as a result of the Fund’s performance relative to the Index.

As reflected in the above table, the Fund would have paid more to the Adviser had the Amended and Restated Advisory Agreement been in place during the past fiscal year, as compared to the Current Advisory Agreement during the same period.

The following chart compares the calendar year performance of the Index and the Fund for the past five years and year-to-date through July 31, 2011. The chart shows how the Index and the Fund have performed differently at times over this period.

Year	Index	~~Index~~Fund	~~Fund~~
2006	40.85%	59.29%	~~35.96%~~
2007	11.74%	30.68%	~~46.92%~~
2008	-42.84%	-52.89%	~~-5.99%~~
2009	56.71%	~~2.27~~40.12%	~~-23.33%~~
2010	27.61%	41.91%	~~26.05%~~
Year-to-date through July 31, 2011	-0.71%	~~6.75~~3.43%	~~-0.71%~~

Board Approval and Recommendation

At an in person meeting of the Board on September 22, 2011, the Directors, including all of the Independent Directors (meeting with the full Board and separately in executive session), considered the amendment to the Current Advisory Agreement to establish a performance-based management fee.  The Independent Directors discussed and considered materials which had been distributed to them in advance of the meeting.  In addition, the Independent Directors met in person with representatives from the Adviser and had the opportunity to ask them questions.

In approving the amendment, the Independent Directors took into account that they had most recently considered and approved the annual renewal of the Current Advisory Agreement in March 2011. In this connection, the Independent Directors noted that the amendment would change the base management fee and add a performance-based market adjustment relevant to the Index, which would result in a minimum management fee 0.05% greater than the current flat annual rate of 0.80%, but potentially result in a maximum management fee equal to an annual rate of 1.15%.  The Independent Directors noted that, other than this change, the Current Advisory Agreement would not change as a result of the amendment. A description of the Board’s consideration of the Current Advisory Agreement in connection with the annual renewal in March 2011 is ~~included in Appendix B to this Proxy Statement~~set forth above.

The Board noted that a management fee that fluctuates within the range of 0.85% to 1.15% annual rate was supported by the materials prepared by an independent third party with regard to management fees payable by comparable Funds, which had been provided to them in advance of their March 2011 meeting.  The Board concluded that in light of the comparative data and the Adviser’s specialized investment expertise which is necessary to the Fund, the proposed fee range for the performance-based fee was reasonable.  In their considerations, the Board emphasized the fact that the Performance Adjustment was not unlimited and that the maximum fee rate was 1.15%, a rate that was still supported by the range of fees paid by comparable funds.

Further, the Board concluded that the performance-based fulcrum fee was in the best interests of the Fund’s stockholders because it more closely aligned the interests of the Adviser with those of the stockholders.  By monetarily incentivizing the Adviser to manage the Fund’s investment so that the Fund outperforms the Index, stockholders would receive the benefit of this outperformance, despite having to pay a slightly higher fee.

In light of all of the foregoing, at its meeting on September 22, 2011, the Independent Directors, determining that the amendment was in the best interests of the Fund and its stockholders, approved the Amended and Restated Advisory Agreement, subject to shareholder approval.  The Independent Directors were advised by independent legal counsel throughout the process and met in a private session with their independent legal counsel, at which no representative of the Adviser was present.

If the Amended and Restated Agreement had been in place for the fiscal year ended July 31, 2011, the Fund would have paid the Adviser $949,934 in advisory fees (equal to an annual rate of 1.11%).

Required Vote.  Approval of the Amended and Restated Advisory Agreement requires the affirmative vote of a majority of the outstanding voting securities of the Fund, including the common stock and the preferred stock voting as a single class.  Under the 1940 Act, the vote of a “majority of the outstanding voting securities” means the affirmative vote of the lesser of (a) 67% or more of the shares of the Fund’s common stock and preferred stock present at the Meeting or represented by proxy if the holders of 50% of the outstanding shares are present or represented by proxy or (b) more than 50% of the outstanding voting shares.

THE BOARD OF DIRECTORS, INCLUDING THE INDEPENDENT DIRECTORS, UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL NO. 2 FOR THE AMENDED AND RESTATED ADVISORY AGREEMENT.  ANY SIGNED BUT UNMARKED PROXIES WILL BE SO VOTED “FOR” THE
AMENDED AND RESTATED ADVISORY AGREEMENT.

Additional Information about the Board of Directors

Board Meetings and Committees.

Board Meetings.  Each Director attended, in person or by telephone, all of the meetings of the Board of Directors (including regularly scheduled and special meetings) held during the last fiscal year in which he was a Director.

Audit Committee.  The Board has established an Audit Committee that acts pursuant to a written charter and whose responsibilities are generally: (i) to oversee the accounting and financial reporting processes of the Fund and its internal control over financial reporting; (ii) to oversee the quality and integrity of the Fund’s financial statements and the independent audit thereof; and (iii) to approve, prior to the engagement of, the Fund’s independent auditors and, in connection therewith, to review and evaluate the qualifications, independence and performance of the Fund’s independent auditors.

Although the Audit Committee is expected to take a detached and questioning approach to the matters that come before it, the review of the Fund’s financial statements by the Audit Committee is not an audit, nor does the Audit Committee’s review substitute for the responsibilities of the Fund’s management for preparing, or the independent auditors for auditing, the Fund’s financial statements.  Members of the Audit Committee are not full-time employees of the Fund and, in serving on the Audit Committee, are not, and do not hold themselves out to be, acting as accountants or auditors.  As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews.  In discharging their duties, the members of the Audit Committee are entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by: (1) one or more officers of the Fund whom such Director reasonably believes to be reliable and competent in the matters presented; (2) legal counsel, public accountants, or other persons as to matters the Director reasonably believes are within the person’s professional or expert competence; or (3) a Board committee of which the Director is not a member.

The current members of the Audit Committee are Messrs. Das, Dakos and Goldstein, each of whom is an Independent Director.  None of the members of the Audit Committee has any relationship to the Fund that may interfere with the exercise of his independence from management of the Fund, and each is independent as defined under the listing standards of the New York Stock Exchange (“NYSE”) applicable to closed-end funds.  The Audit Committee met two times during the fiscal year ended July 31, 2011.

Nominating Committee.  The Board has established a Nominating Committee that acts pursuant to a written charter and whose responsibilities are generally to seek and review candidates for consideration as nominees for Directors as is from time to time considered necessary or appropriate.

The current members of the Nominating Committee are Messrs. Dakos, Das, Goldstein and Goodstein.  None of the members is an “interested person” within the meaning of the 1940 Act, and each is independent as defined under listing standards of the NYSE applicable to closed-end funds.  The Nominating Committee did not meet during the most recent fiscal year.

In nominating candidates, the Nominating Committee believes that no specific qualifications or disqualifications are controlling or paramount or that each candidate must possess specific qualities or skills.  In identifying and evaluating nominees for Director, the Nominating Committee takes into consideration such factors as it deems appropriate.  These factors may include: (i) whether or not such person is an “interested person” as defined in the 1940 Act, meets the independence and experience requirements of the NYSE applicable to closed-end funds and is otherwise qualified under applicable laws and regulations to serve as a member of the Board; (ii) whether or not such person has any relationships that might impair his or her independence, such as any business, financial or family relationships with Fund management, the Adviser or other service providers or their affiliates; (iii) whether or not such person is willing to serve, and willing and able to commit the time necessary for the performance of the duties of a Board member; (iv) such person’s judgment, skill, diversity and experience with investment companies and other organizations of comparable purpose, complexity and size and subject to similar legal restrictions and oversight; (v) the interplay of such person’s experience with the experience of other Board members; and (vi) the extent to which such person would be a desirable addition to the Board and any committees thereof.

It is the policy of the Nominating Committee to consider nominees recommended by Stockholders and so long as the Stockholders properly submit their recommendations in accordance with the requirements contained in the section entitled “Stockholder Proposals” below.

Valuation Committee.  The Board has established a Valuation Committee.  Its purpose is to (i) review all Monthly Reports and any other interim reports regarding the valuation of securities in the Fund’s portfolio, and (ii) review and approve the valuation of all fair valued securities. This review shall include a review and discussion of an updated fair valuation summary with appropriate levels of representatives of the Adviser’s management.   The Valuation Committee consists of at least two Independent Directors.  The current members of the Valuation Committee are Mr. Dakos, Mr. Das, Mr. Goldstein and Mr. Goodstein.  Mr. Dakos serves as the Chairman of the Valuation Committee.  The Valuation Committee did not meet independently from the Board during the fiscal year ended July 31, 2011.

Information Concerning the Fund’s Independent Registered Public Accounting Firm

Tait, Weller & Baker LLP (“Tait, Weller”) audited the Fund’s financial statements for the fiscal year ended July 31, 2011 and has been selected as the Fund’s independent registered public accounting firm for the fiscal year ending July 31, 2011.

A representative of Tait, Weller is not expected to be present at the Meeting but will be present by telephone and will have the opportunity to make a statement if he or she so desires. This representative will also be available to respond to appropriate questions.

Fees.  The following table sets forth the aggregate fees billed by Tait, Weller for the fiscal years ended July 31, 2011 and July 31, 2009 for professional services rendered to the Fund.

	Aggregate Total for Fiscal Year Ended July 31, 2010	Aggregate Total for Fiscal Year Ended July 31, 2011
Audit Fees	$26,000	$26,870
Audi-Related Fees	None	None
Tax Fees	$3,000	$3,000
All Other Fees	None	None

Fees included in the “audit fees” category are those associated with the annual audits of financial statements and services that are normally provided in connection with statutory and regulatory filings.

For the fiscal year ended July 31, 2011 and the fiscal year ended July 31, 2010, there were no fees billed by Tait, Weller for “audit-related” services provided to the Fund.  Fees included in the “audit-related fees” category would consist of services related to reading and providing comments on the Fund’s semi-annual financial statements and the review of profitability report.

Fees included in the “tax fees” category comprise all services performed by professional staff in the independent auditors’ tax division, except those services related to the audits.  This category comprises fees for review of tax compliance, tax return preparation and excise tax calculations.

For the fiscal year ended July 31, 2011 and the fiscal year ended July 31, 2010, there were no fees billed by Tait, Weller for other services provided to the Fund.  Fees included in the “all other fees” category would consist of services related to internal control reviews, strategy and other consulting, financial information systems design and implementation, consulting on other information systems, and other tax services unrelated to the Fund.

Of the time expended by Tait, Weller to audit the Fund’s financial statements for the Fund’s most recent fiscal year, less than 50% of such time involved work performed by persons other than Tait, Weller’s full-time, permanent employees.

With respect to Rule 2-01(c)(7)(i)(C) of Regulation S-X, there were no audit-related fees, or tax fees that were approved by the Audit Committee pursuant to the de minimis exception for the fiscal years ended July 31, 2011 and July 31, 2010, and there were no amounts that were required to be approved by the Audit Committee pursuant to the de minimis exception for the fiscal year ended July 31, 2011 and the fiscal year ended July 31, 2010 on behalf of the Fund’s service providers that relate directly to the operations and financial reporting of the Fund.

All of the services performed by Tait, Weller, including audit related and non-audit related services, were pre-approved by the Audit Committee, as required under the Audit Committee Charter.

For the fiscal year ended July 31, 2011, the aggregate fees billed by Tait, Weller for non-audit services rendered on behalf of the Fund, the Adviser and any entity controlling, controlled by, or under common control with the Adviser that provides (or during such fiscal year provided) services to the Fund is shown in the table below.

Fund	None
Adviser	None

The Audit Committee has considered and determined that the services provided by Tait, Weller are compatible with maintaining Tait, Weller’s independence.  The aggregate fees included in Audit Fees are fees billed for the calendar year for the audit of the Fund’s annual financial statements.

Audit Committee Pre-Approval.  The Audit Committee Charter contains the Audit Committee’s pre-approval policies and procedures.  Reproduced below is an excerpt from the Audit Committee Charter regarding such policies and procedures:

The Audit Committee shall:

approve prior to appointment the engagement of the auditor to provide other audit services to the Fund or to provide non-audit services to the Fund, its investment adviser or any entity controlling, controlled by, or under common control with the investment adviser (“adviser affiliate”) that provides ongoing services to the Fund, if the engagement relates directly to the operations and financial reporting of the Fund.

Audit Committee Report.  The Audit Committee has met and held discussions with the Administrator and Tait, Weller.  Tait, Weller represented to the Audit Committee that the Fund’s financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with the Administrator and Tait, Weller.  The Audit Committee also discussed with Tait, Weller matters required to be discussed by Statement on Auditing Standards No. 61.

Tait, Weller also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with Tait Weller its independence, in light of the services Tait, Weller was providing.

Based upon the Audit Committee’s discussion with the Administrator and Tait, Weller and the Audit Committee’s review of the representations of the Administrator and the report of Tait, Weller to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited financial statements in the Fund’s Annual Report for the fiscal year ended July 31, 2011 filed with the SEC.

Respectfully submitted,

Andrew Dakos, Chairman,
Rajeev Das, and
Phillip Goldstein

Other Information

Beneficial Ownership of Shares.  Based upon a review of public filings, the Fund’s management knew of the following person who owned, as of June 30, 2011, 5% or more of the common stock or preferred stock of the Fund.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class*
Common Stock	City of London Investment Management Company Limited 77 Gracechurch Street, London, England United Kingdom, EC3V 0AS	2,067,822**	30.70%
Preferred Stock	Richard Abraham 143 Colfax Road Havertown, PA 19083	7,377**	12.85%
________

*	Percent of class is based on the number of shares of common stock or preferred stock of the Fund outstanding as of June 30, 2011.
**	As reported to the SEC for the period ended June 30, 2011 on Schedule 13G.

Section 16(a) Beneficial Ownership Reporting Compliance.  Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 30(h) of the 1940 Act in combination require the Fund’s Directors and officers, persons who own more than 10% percent of the Fund’s common stock or preferred stock, and the Adviser and their respective directors and officers, to file reports of ownership and changes in ownership with the SEC and the NYSE.  To the Fund’s knowledge, the Fund’s Directors and officers, the Adviser and their respective directors and officers have complied with applicable filing requirements during the fiscal year ended July 31, 2011.

Stockholder Proposals.  The Meeting is an annual meeting of Stockholders.  Any Stockholder who wishes to submit proposals to be considered at the Fund’s 201~~1~~2 annual meeting of Stockholders (the “201~~1~~2 Meeting”) should send such proposals to the Secretary of the Fund, c/o U.S. Bancorp Fund Services, LLC, 777 Wisconsin Avenue, 31st Floor, Milwaukee, Wisconsin 53202.  Stockholder proposals must be received by the Fund no later than the close of business on June 23, 2012 to receive consideration for inclusion in our proxy materials relating to that meeting under Rule 14a-8 of the Exchange Act.  Any Stockholder who desires to bring a proposal at the 201~~1~~2 Meeting without including such proposal in the Fund’s proxy statement must deliver (via the U.S. Post Office or such other means that guarantees delivery) written notice thereof to the Secretary of the Fund, c/o U.S. Bancorp Fund Services, LLC, 777 Wisconsin Avenue, 31st Floor, Milwaukee, Wisconsin 53202, no later than the close of business on September 6, 2012.

Solicitation of Proxies. Your vote is being solicited by the Directors of the Fund.  The Cost of soliciting these proxies will be borne by the Fund.  The Board has authorized the officers of the Fund to engage a proxy solicitation service, so long as the expense to the Fund is no greater than $20,000, if such officers determine it to be necessary and appropriate to do so.  The Fund will, upon request, bear the reasonable expenses of brokers, banks and their nominees who are holders of record of the Fund’s common stock and preferred stock on the record date, incurred in mailing copies of this Notice of Meeting and Proxy Statement and the enclosed forms of proxy to the beneficial owners of the Fund’s common stock and preferred stock.

Important Notice regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on December 7, 2011: The Notice of Annual Meeting of Stockholders and Proxy Statement are available on the Internet at www.mxefund.com

Other Business

The Fund’s management does not know of any other business which may come before the Meeting other than the matters set forth in this Proxy Statement, but should any other matter requiring a vote of Stockholders arise, including any questions as to the adjournment of the Meeting, the proxies will vote thereon according to their discretion.

By order of the Board,

Luis Calzada
Secretary

~~October~~ November ___, 2011

IT IS IMPORTANT THAT PROXIES BE EXECUTED AND RETURNED PROMPTLY.  STOCKHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING ARE THEREFORE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Appendix A

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

AGREEMENT dated and effective as of ___________, 2011, between THE MEXICO EQUITY AND INCOME FUND, INC., a Maryland corporation (herein referred to as the “Fund”) and PICHARDO ASSET MANAGEMENT, S.A. DE C.V., a Mexican corporation (herein referred to as the “Investment Adviser”).

WHEREAS, the Fund and the Investment Adviser desire to enter into an investment management agreement whereby the terms of said agreement are set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, it is agreed by the parties as follows:

Appointment of the Investment Adviser.

The Investment Adviser hereby undertakes and agrees, upon the terms and conditions herein set forth, (i) to make investment decisions for the Fund, to prepare and make available to the Fund research and statistical data in connection therewith, and to supervise the acquisition and disposition of securities by the Fund, including the selection of brokers or dealers to carry out the transactions, all in accordance with the Fund’s investment objective and policies and in accordance with guidelines and directions from the Fund’s Board of Directors; (ii) to assist the Fund as it may reasonably request in the conduct of the Fund’s business, subject to the direction and control of the Fund’s Board of Directors; (iii) to maintain and furnish or cause to be maintained and furnished for the Fund all records, reports and other information required under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”), to the extent that such records, reports and other information are not maintained or furnished by the administrators, custodians or other agents of the Fund; (iv) to furnish at the Investment Adviser’s expense for the use of the Fund such clerical services and office space and facilities as the Fund may reasonably require for its needs in the United States and Mexico related to research, statistical and investment work; and (v) to pay the reasonable salaries and expenses of such of the Fund’s officers and employees (including, where applicable, the Fund’s share of payroll taxes) and any fees and expenses of such of the Fund’s directors as are directors, officers or employees of the Investment Adviser or any of its affiliates. The Investment Adviser shall bear all expenses arising out of its duties hereunder but shall not be responsible for any expenses of the Fund other than those specifically allocated to the Investment Adviser in this Section 1.

In particular, but without limiting the generality of the foregoing, the Investment Adviser shall not be responsible, except to the extent of the compensation of such of the Fund’s employees as are directors, officers or employees of the Investment Adviser whose services may be involved, for the following expenses of the Fund; organization expenses (but not the overhead or employee costs of the Investment Adviser); legal fees and expenses of counsel (United States and Mexican) to the Fund and, if counsel is retained by the directors who are not “interested persons” of the Fund, of such counsel; auditing and accounting expenses; taxes and governmental fees; New York Stock Exchange listing fees; dues and expenses incurred in connection with membership in investment company organizations; fees and expenses of the Fund’s custodians, transfer agents and registrars; fees and expenses with respect to administration except as may be provided otherwise pursuant to administration agreements; expenses for portfolio pricing services by a pricing agent, if any; expenses of preparing share certificates and other expenses in connection with the issuance, offering and underwriting of shares issued by the Fund; expenses relating to investor and public relations; fees and expenses involved in registering and maintaining registration of the Fund and of its shares with the U.S. Securities and Exchange Commission, and qualifying its shares under state securities laws, including the preparation and printing of the Fund’s registration statements and prospectuses for such purposes; freight, insurance and other charges in connection with the shipment of the Fund’s portfolio securities; brokerage commissions, stamp duties or other costs of acquiring or disposing of any portfolio holding of the Fund; expenses of preparation and distribution of reports, notices and dividends to shareholders; expenses of the dividend reinvestment and share purchase plan; costs of stationery; any litigation expenses; and costs of shareholders’ and other meetings.

In selecting brokers or dealers to execute portfolio transactions on behalf of the Fund, the Investment Adviser will seek the best overall terms available. In assessing the best overall terms available for any transaction, the Investment Adviser must consider the factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, for the specific transaction and on a continuing basis. In addition, the Investment Adviser may, in selecting brokers or dealers to execute a particular transaction and in evaluating the best overall terms available, consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended) provided to the Fund.

The Investment Adviser may contract with or consult with such banks, other securities firms or other parties in Mexico or elsewhere as it may deem appropriate to obtain additional advisory information and advice, including investment recommendations, advice regarding economic factors and trends, advice as to currency exchange matters and clerical and accounting services and other assistance.  It is acknowledged and agreed that the Investment Adviser will be responsible for the management of the Fund’s portfolio and overall investment strategy, in accordance with the Fund’s investment policies, and for making decisions to buy, sell or hold particular securities, including but not limited to all investment decisions with respect to the Fund’s portfolio of equity, debt and convertible debt securities.

Remuneration.  The Fund agrees to pay to the Investment Adviser, in U.S. dollars, as full compensation for the services to be rendered and expenses to be borne by the Investment Adviser hereunder, a monthly fee, calculated as set forth below.  For purposes of computing the fee, the average monthly net assets of the Fund are determined at the end of each month on the basis of the average net assets of the Fund for each week during the month.  The assets for each weekly period are determined by averaging the net assets at the last business day of a week with the net assets at the last business day of the prior week.

The fee is comprised of a base fee, accrued daily at the annual rate of 1.00% of the Fund’s average daily net assets during the preceding month (the “Base Fee”) that is subject to a performance fee adjustment (the “Fee Adjustment”) which increases or decreases the fee depending upon how well the Fund has performed relative to the MSCI Mexico Index or such comparable index as determined by the Board (the “Index”) over a performance period.  The Fee Adjustment will be calculated using a monthly adjustment rate (the “Performance Adjustment Rate”) that is based upon the Fund’s relative performance.

In determining the Performance Adjustment Rate, if any, applicable during any month, the investment performance of the Fund for the 12-month period ending on the last day of the month (the “Performance Period”) shall be compared to the investment record of the Index during the Performance Period.  The investment performance of the Fund will be equal to the average annual return for the Fund expressed as a percentage of its net asset value per share at the beginning of the Performance Period.  The investment performance of the Index will be equal to the average annual total return for the Index, assuming all cash distributions made during the Performance Period by the companies whose securities comprise the Index are reinvested, and will be expressed as a percentage of the value of the Index at the beginning of the Performance Period.  Performance data for the Fund will be obtained from the Fund’s accounting services firm and performance data for the Index will be obtained from a reputable financial institution that is in the business of reporting performance data for the equities markets.

The Performance Adjustment Rate will be positive (resulting in an upward Fee Adjustment) for each percentage point, or portion thereof, that the investment performance of the Fund exceeds the investment performance of the Index for the Performance Period multiplied by three (3) and will be negative (resulting in a downward Fee Adjustment) for each percentage point, or portion thereof, that the investment performance of the Index exceeds the investment performance of the Fund for the Performance Period multiplied by three (3).  Determinations of the Performance Adjustment Rate (positive or negative) will be made in increments of 0.01% of differential performance.  As an example, if the Fund’s average net assets for the one- and 12-month periods were equal amounts and the Fund’s performance for the preceding 12 months exceeds the performance of the Index by 1.00%, the Performance Adjustment Rate would be 3 x 0.01, which would result in a monthly fee equal to an annual rate of 1.03%.

Notwithstanding anything to the contrary set forth in this Agreement, the Performance Adjustment Rate will be limited to a 0.15% Fee Adjustment, positive or negative.  For example, if the Fund’s average net assets for the one- and 12-month periods were equal amounts and the Fund’s performance for the preceding 12 months exceeds the performance of the Index by 6.00%, the Performance Adjustment Rate would be limited to 0.15%, rather than 0.18% (3 x 0.06), resulting in a monthly fee equal to an annual rate of 1.15%.  Similarly, if the Index’s performance for the preceding 12 months exceeds the Fund’s performance by 6.00%, the Performance Adjustment Rate would be limited to (0.15%), rather than (0.18%), resulting in a monthly fee equal to an annual rate of 0.85%.

After the determination of any Performance Adjustment Rate, the dollar amount of the additional fee or the fee reduction to be accrued for each day of the month will be determined by multiplying the Performance Adjustment Rate by the Average daily net assets of the Fund during the Performance Period and dividing that number by the number of days in the Performance Period.  The fee, as adjusted, is accrued daily and paid monthly.

The value of the net assets of the Fund shall be determined pursuant to the applicable provisions of the 1940 Act and the valuation policies and procedures of the Fund adopted by the Fund’s Board of Directors.

The Fund’s accounting services firm will create a fee report (the “Report”) calculating the determination of the Fee Adjustment each month, and the determination of the monthly fee.  The Fund’s accounting services firm will provide the Chairman of the Audit Committee of the Fund, no later than ten (10) days after the close of each calendar quarter, the Reports used for calculation of fees payable by the Fund for the quarter so that the Chairman can review the determinations of the fees.  A copy of the report will also be provided to the Fund’s administrator and the Investment Adviser.

Subject to the provisions of Section 6 of this Agreement, such fee shall be computed beginning on ____________ (the “Effective Date”) until the termination, for whatever reason, of this Agreement.  The fee for the period from the end of the last month ending prior to termination of this Agreement to the date of termination and the fee for the period from the Effective Date through the end of the month in which the Effective Date occurs shall be pro rated according to the proportion which such period bears to the full monthly period.

Except as provided below, each payment of a monthly fee to the Investment Adviser shall be made within ten days of the first day of each month following the day as of which such payment is computed.  Upon the termination of this Agreement before, the end of any month, such fee shall be payable on the date of termination of this Agreement.

Representations and Warranties.  The Investment Adviser represents and warrants that it is duly registered and authorized as an investment adviser under the United States Investment Advisers Act of 1940, as amended, and agrees to maintain effective all requisite registrations, authorizations and licenses, as the case may be, until the termination of this Agreement.

Services Not Deemed Exclusive.  Nothing herein shall be construed as prohibiting the Investment Adviser from providing investment management and advisory services to, or entering into investment management and advisory agreements with, other clients, including other registered investment companies and clients which may invest in securities of Mexican issuers, or from utilizing (in providing such services) information furnished to the Investment Adviser by others as contemplated by Section 0 of this Agreement; nor, except as explicitly provided herein, shall anything herein be construed as constituting the Investment Adviser as an agent of the Fund.

Limit of Liability.  The Investment Adviser may rely on information reasonably believed by it to be accurate and reliable.  Neither the Investment Adviser nor its officers, directors, employees, agents or controlling persons as defined in the 1940 Act shall be subject to any liability for any act or omission, error of judgment or mistake of law, or for any loss suffered by the Fund, in the course of, connected with or arising out of any services to be rendered hereunder, except by reason of willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser in the performance of its duties or by reason of reckless disregard on the part of the Investment Adviser of its obligations and duties under this Agreement.  Any person, even though also employed by the Investment Adviser, who may be or become an employee of the Fund shall be deemed, when acting within the scope of his employment by the Fund, to be acting in such employment solely for the Fund and not as an employee or agent of the Investment Adviser.

Duration and Termination.  This Agreement shall continue in effect initially for a two year period and will continue from year to year, provided, such continuance is specifically approved at least annually by the affirmative vote of (i) a majority of the members of the Fund’s Board of Directors who are neither parties to this Agreement nor interested persons of the Fund or of the Investment Adviser or of any entity regularly furnishing investment advisory services with respect to the Fund pursuant to an agreement with the Investment Adviser, cast in person at a meeting called for the purpose of voting on such approval, and (ii) a majority of the Fund’s Board of Directors or the holders of a majority of the outstanding voting securities of the Fund.

Notwithstanding the above, this Agreement (a) may nevertheless be terminated at any time without penalty, by the Fund’s Board of Directors, by vote of holders of a majority of the outstanding voting securities of the Fund or by the Investment Adviser upon 60 days’ written notice delivered or sent to the other party, and (b) shall automatically be terminated in the event of its assignment; provided, however, that a transaction which does not, in accordance with the 1940 Act, result in a change of actual control or management of the Investment Adviser’s business shall not be deemed to be an assignment for the purposes of this Agreement.  Any such notice shall be deemed given when received by the addressee.

Non-Assignment and Amendment.  This Agreement may not be transferred, assigned, sold or in any manner hypothecated or pledged by either party hereto other than pursuant to Section 0.  It may be amended by mutual agreement, but only after authorization of such amendment by the affirmative vote of (i) the holders of a majority of the outstanding voting securities of the Fund, and (ii) a majority of the members of the Fund’s Board of Directors who are not interested persons of the Fund or of the Investment Adviser or of an entity regularly furnishing investment advisory services with respect to the Fund pursuant to any agreement with the Investment Adviser, cast in person at a meeting called for the purpose of voting on such approval.

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York; provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act.  As used herein, the terms “interested person,” “assignment” and “vote of a majority of the outstanding voting securities” shall have the meanings set forth in the 1940 Act.

Notices.  Any notice hereunder shall be in writing and shall be delivered in person or by telex or facsimile followed by delivery in person to the parties at the addresses set forth below:

If to the Fund:

THE MEXICO EQUITY AND INCOME FUND, INC.
615 E. Michigan St.
Milwaukee, Wisconsin 53202
Telephone: (414) 765-4255
Facsimile: (866) 507-6266
Attention: John Buckels

with a copy to:

BLANK ROME LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Telephone: (212) 885-5239
Facsimile: (917) 332-3817
Attention: Thomas R. Westle, Esq.

If to the Investment Adviser:

PICHARDO ASSET MANAGEMENT, S.A. DE C.V.
Paseo de Tamarindos 45-201
Bosques de las Lomas
Mexico DF 05120
Telephone:    52 55 5261 46 00
Facsimile:       52 55 5261 46 14
Attention:      Ms. Maria Eugenia Pichardo

or to such other address as to which the recipient shall have informed the other parties in writing.

Unless specifically provided elsewhere, notice given as provided above shall be deemed to have been given, if by personal delivery, on the day of such delivery, and, if by telex or facsimile and mail, on the date on which such telex or facsimile and confirmatory letter are sent.

Consent to Jurisdiction.  Each party hereto irrevocably agrees that any suit, action or proceeding against the Investment Adviser or the Fund arising out of or relating to this Agreement shall be subject exclusively to the jurisdiction of the United States District Court for the Southern District of New York and the Supreme Court of the State of New York, New York County, and each party hereto irrevocably submits to the jurisdiction of each such court in connection with any such suit, action or proceeding.  Each party hereto waives any objection to the laying of venue of any such suit, action or proceeding in either such court, and waives any claim that such suit, action or proceeding has been brought in an inconvenient forum.  Each party hereto irrevocably consents to service of process in connection with any such suit, action or proceeding by mailing a copy thereof registered or certified mail, postage prepaid, to their respective addresses as set forth in this Agreement.

Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused their duly authorized signatories to execute this Agreement as of the day and year first written above.

THE MEXICO EQUITY AND INCOME FUND, INC.

By:  __________________________

Name:           Gerald Hellerman

Title:           Chief Financial Officer

PICHARDO ASSET MANAGEMENT S.A. DE C.V.

By:  _____________________________

Name:           Maria Eugenia Pichardo

Title:           President

Appendix B

~~BOARD CONSIDERATION OF THE CONTINUATION OF THE FUND’S~~
~~INVESTMENT ADVISORY AGREEMENT~~
~~AS SET FORTH IN THE FUND’S ANNUAL REPORT FOR THE YEAR ENDED JULY 31, 2011~~

~~In March 2011, the Board of Directors of The Mexico Equity and Income Fund, Inc., (the “Fund”), including the Independent Directors, unanimously approved the renewal of the Fund’s Investment Advisory Agreement (the “Agreement”) with the Adviser for an additional one-year term. The information, material facts and conclusions that formed the basis for the Board’s approval are described below.~~

~~Information Reviewed~~
~~During the course of the year, Board members review a wide variety of materials relating to the nature, extent and quality of the services provided to the Fund by the Adviser, including reports on the Fund’s investment results, portfolio composition, investment strategy, and other matters. In addition, in connection with its annual review of the Agreement, the Board requested and reviewed supplementary information that included materials regarding the Fund’s investment results, advisory fee and expense comparisons, financial and profitability information regarding the Adviser, descriptions of various functions such as compliance monitoring and portfolio trading practices, and information about the personnel providing investment management and administrative services to the Fund. In connection with its review, the Board received assistance and advice regarding legal and industry standards from counsel to the Fund. The Independent Directors discussed the approval of the Agreement with representatives of the Adviser and in a private session with counsel at which no representatives of the Adviser were present. In deciding to recommend approval of the Agreement, the Board and the Independent Directors did not identify any single or particular piece of information that, in isolation, was the controlling factor. This summary describes the most important, but not all, of the factors considered by the Board and the Independent Directors.~~

~~Nature, Extent and Quality of Services~~
~~With respect to the nature, extent and quality of services provided by the Adviser to the Fund, the Directors engaged in a broad discussion of the value the Adviser provided to the Fund and the experience of the Fund’s portfolio manager. The Board considered both the short-term and long-term performance of the Fund. The Board reviewed the Fund’s performance over various periods and compared these returns with data supplied by an independent provider of fund data on the returns of the Fund’s peers and relevant indices. They noted that the Adviser was delivering performance that continued to outperform its peers and relevant indices.~~

~~Advisory Fees, Total Expenses and Ancillary Benefits~~
~~With respect to advisory fees and total expenses, the Directors noted that the Fund’s management fees were within the range of the standard fees for comparable investment companies. The Board reviewed and discussed expenses and noted the Fund’s current expense ratio of 1.54% was reasonable when compared to funds with similar asset size and complexity. In addition, the Board reviewed and discussed the profitability to the Adviser and its relationship with the Fund, which they concluded was reasonable, and information regarding the Adviser’s financial capability to continue to provide services to the Fund in the future, which they concluded was adequate. The Directors considered the extent to which economies of scale were or should be reflected in the Fund’s advisory fee, and concluded that in view of the Fund’s investment results, the Fund’s reasonable level of total expenses and overall size of the net assets in the Fund that the investment advisory fees were reasonable and that there were no economies of scale available to this time that should be passed along to the Fund. The Board also considered ancillary benefits to the Adviser as a result of its relationship with the Fund. The Board noted that the Adviser has no affiliated entities that provide services to the Fund and that any such benefit was difficult to quantify and likely not significant.~~

~~Conclusions~~
~~Based on their review, including consideration of each of the factors referred to above, the Board and the Independent Directors concluded that the terms of the Agreement is fair and reasonable to the Fund and its stockholders, that the Fund’s stockholders receive reasonable value in return for the advisory fees paid to the Adviser by the Fund and that renewal of the Agreement was in the best interests of the Fund and its stockholders.~~